Exhibit 17.1




July 16, 2007



Mr. Ian Herman, Chairman
Global Aircraft Solutions, Inc.
6901 S. Park Ave.
Tucson, AZ 85706


Dear Mr. Herman:

Please accept this correspondence as my formal notice of resignation and intent not to stand for re-election to the Board of Directors of Global Aircraft Solutions, Inc. at the Annual Meeting scheduled for August 29, 2007.

I have enjoyed my tenure on the Board and believe the Company will continue to grow as it build it's global presence, but my current outside business interests have expanded to the point where I do not feel as though I can devote the time necessary to properly fulfill my obligations as a member of the Board of Global Aircraft Solutions.

It is with deep regret that I submit this notice. I thank you for the opportunity to have served on the Board and wish you and the Company all the best in it's future endeavors.


Sincerely,

/s/ Alfredo Mason

Alfredo Mason